Exhibit 99.2

77 King St. W., Suite 4010

P.O. Box 159

Toronto, Ontario

Canada M5K 1H1

GRANITE ANNOUNCES 2021 THIRD QUARTER RESULTS, $260 MILLION OF NEW
ACQUISITIONS AND DEVELOPMENTS, AND A 3.3% DISTRIBUTION INCREASE COMMENCING
DECEMBER 2021

November 3, 2021, Toronto, Ontario, Canada — Granite Real Estate Investment Trust and Granite REIT Inc. (TSX: GRT.UN; NYSE: GRP.U) (“Granite” or the “Trust”) announced today its combined results for the three and nine month periods ended September 30, 2021 and also announced $260 million of committed/completed acquisitions in the United States and Netherlands, as well as a distribution increase of 3.3% effective with the December 2021 distribution.

THIRD QUARTER 2021 HIGHLIGHTS

Highlights for the three month period ended September 30, 2021, including events subsequent to the quarter, are set out below:

Financial:

•

Granite’s net operating income (“NOI”) was $84.5 million in the third quarter of 2021 compared to $76.5 million in the prior year period, an increase of $8.0 million primarily as a result of acquisition activity beginning in the third quarter of 2020;

•	Same property NOI — cash basis(4) increased by 5.0% for the three month period ended September 30, 2021, excluding the impact of foreign exchange;

•	Funds from operations (“FFO”)(1) was $65.2 million ($0.99 per unit) in the third quarter of 2021 compared to $55.5 million ($0.96 per unit) in the third quarter of 2020;

•	Adjusted funds from operations (“AFFO”)(2) was $61.2 million ($0.93 per unit) in the third quarter of 2021 compared to $52.7 million ($0.91 per unit) in the third quarter of 2020;

•	AFFO payout ratio(3) was 81% for the third quarter of 2021 compared to 80% in the third quarter of 2020;

•

Granite recognized $432.2 million in net fair value gains on investment properties in the third quarter of 2021 which were attributable to various factors including fair market rent increases as well as compression in discount and terminal capitalization rates for properties located in the GTA, across the United States and Europe. The value of investment properties was further increased by unrealized foreign exchange gains of $68.9 million resulting from the relative weakening of the Canadian dollar against the US dollar as at September 30, 2021 versus June 30, 2021;

•

Granite’s net income attributable to stapled unitholders increased to $421.8 million in the third quarter of 2021 from $105.2 million in the prior year period primarily due to a $370.1 million increase in net fair value gains on investment properties and a $8.0 million increase in net operating income as noted above, partially offset by a $61.3 million increase in deferred and current income tax expense; and

•

On November 3, 2021, the Trust increased its targeted annualized distribution by 3.3% to $3.10 ($0.2583 cents per month) per stapled unit from $3.00 ($0.2500 cents per month) per stapled unit to be effective upon the declaration of the distribution in respect of the month of December 2021 and payable in mid-January 2022.

Investments:

During the quarter, Granite closed the following previously announced acquisitions:

•

On August 16, 2021, Granite completed the acquisition of a 92.2 acre parcel of land in Brantford, Ontario for the development of a multi-phased business park comprising a total of approximately 1.7 million square feet of modern distribution and logistics space for $62.2 million. The greenfield site is serviced and capable of accommodating state-of-the-art buildings ranging from 100,000 square feet to 500,000 square feet with the first phase of construction anticipated to commence in the third quarter of 2022. The site is centrally located 0.5 kilometers from Highway 403, in one of Brantford’s rapidly evolving distribution nodes, providing access to nearly 9 million people within a 90-minute drive;

•

On September 3, 2021, Granite completed the acquisition of a portfolio of four modern distribution warehouses located in Chicago, Cincinnati and Memphis (the “US Portfolio”), collectively totaling 2.4 million square feet. The properties were acquired at a combined purchase price of approximately $243.7 million (US$195.0 million) representing an in-going yield of 4.7%. The properties are 100% leased to seven prominent tenants for a weighted average remaining lease term of 3.2 years. These institutional-quality assets have minimum 32’ clear heights with an average age of 8 years. All of the assets are well located in their respective markets, with close proximity to key transportation and distribution infrastructure;

•

On September 7, 2021, Granite completed the acquisition of a 0.1 million square foot modern distribution facility located in the Chicago submarket of Joliet, IL for $20.7 million (US$16.4 million). The property is 100% leased to two tenants for a weighted average remaining lease term of 4.4 years and is being acquired at an in-going yield of 4.9%. Located in immediate proximity to Granite’s three recently acquired assets in Chicago, the building features 32’ clear height and is situated on 8 acres of land, near the intersection of the I-55 and I-80; and

•

On September 8, 2021, Granite acquired on a forward funding basis a portfolio of three modern distribution facilities totaling 0.5 million square feet to be constructed on 39.0 acres in the Nashville suburb of Lebanon, Tennessee for $6.5 million (US$5.2 million). Currently in early-stage development, the properties are expected to be completed in Q4 2022 at a total fixed cost, including land, of $83.9 million (US$66.2 million). These state-of-the-art facilities will have modern features including 32’ clear height, LED lighting and other sustainable design features. The properties have direct access to Highway 109, and are located 19 miles from Nashville International Airport and 24 miles from downtown Nashville. The properties are expected to achieve a stabilized development yield of 5.3%.

In addition to the above, during the quarter, Granite committed to and/or completed the following new acquisitions:

•

On September 1, 2021, Granite entered into a purchase and sale agreement to acquire two modern industrial properties in Indiana upon completion for $98.2 million (US$77.5 million) plus estimated leasing costs and sustainability features of $8.6 million (US$6.8 million), subject to customary closing conditions. The properties are located in close proximity to significant distribution infrastructure with access to major highways/thoroughfares providing regional and national connectivity. During the development period, Granite will finance the development by means of a loan to the developer that has a maximum draw amount of $69.7 million (US$55.0 million). Due upon completion of the development which is expected to be in late 2022, the loan is secured by the properties under construction and related land;

•

On September 17, 2021, Granite acquired Sophialaan 5, a 0.2 million square foot logistics complex situated on 10.1 acres in Utrecht, Netherlands for $42.1 million (€28.2 million). The property is 60% leased with below-market rents to 18 tenants for a weighted average lease term of 2.0 years. Strategically located in Utrecht, one of the most central logistics markets in the Netherlands, the property is adjacent to the A2 motorway and in close proximity to the A12 and A27 motorways, which connect to the Belgian and German borders. The property is being acquired at an in-going yield of approximately 2.3%. Upon stabilization, the property is expected to generate a yield of approximately 4.5%. The site’s premier location within the Netherlands also provides for future re-development potential; and

•

On September 17, 2021, Granite signed a commitment to purchase an approximate 495,000 square foot modern distribution centre in Tilburg, Netherlands once completed in the third quarter of 2022 for $111.1 million (€75.7 million), subject to customary closing conditions. The property is 100% leased for 10 years to a prominent European supplier of domestic appliances and is located within Business Park Kraaiven, a main logistics hub within the Netherlands and one kilometer from Granite’s De Kroonstraat 1 asset acquired in 2020.

Hwy 109 Industrial Park, Lebanon, Tennessee    Indiana Forward Purchase

Sophialaan 5, Utrecht, Netherlands                   Tilburg Forward Purchase, Netherlands

Each of the above-noted development properties are expected to receive a green building certification and to meet the criteria of an Eligible Green Project (as described in the Granite Green Bond Framework, which is available on Granite’s website).

Operations:

•

As at September 30, 2021, two income producing properties and one parcel of land held for development located in Poland and Austria were classified as assets held for sale with a combined fair value of $43.2 million. Granite expects to complete the dispositions in late 2021 or early 2022.

Financing:

•

On August 30, 2021, Granite completed an offering of $500.0 million aggregate principal amount of 2.194% Series 6 senior unsecured debentures due August 30, 2028 (the “2028 Debentures”). The net proceeds received by Granite after deducting the financing costs totaling $2.9 million were $497.1 million; and

•

On October 4, 2021, Granite filed and obtained a receipt for new base shelf prospectuses for both equity and debt securities (the “Shelf Prospectuses”). Granite has filed the Shelf Prospectuses to maintain financial flexibility and to have the ability to offer securities and debt on an accelerated basis pursuant to the filing of prospectus supplements. There is no certainty any securities or debt will be offered or sold under the Shelf Prospectuses. The Shelf Prospectuses are valid for a 25-month period, during which time Granite may offer and issue, from time to time, stapled units, stapled convertible debentures, stapled subscription receipts, stapled warrants, units or any combination thereof, having an aggregate offering price of up to $1.5 billion or debt securities having an aggregate offering price of up to $1.75 billion. Each offering under the Shelf Prospectuses will require the filing of a prospectus supplement that will include the specific terms of the securities being offered at that time.

GRANITE’S FINANCIAL, OPERATING AND PROPERTY HIGHLIGHTS

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions, except as noted)	2021	2020	2021	2020
Revenue(4)	$98.3	$87.9	$288.2	$247.0
Net operating income (“NOI”)	$84.5	$76.5	$246.4	$215.6
Net income attributable to stapled unitholders	$421.8	$105.2	$968.8	$262.2
Funds from operations (“FFO”)(1)	$65.2	$55.5	$184.5	$165.8
Adjusted funds from operations (“AFFO”)(2)	$61.2	$52.7	$176.0	$159.6
Diluted FFO per stapled unit(1)	$0.99	$0.96	$2.91	$2.98
Diluted AFFO per stapled unit(2)	$0.93	$0.91	$2.78	$2.87
Monthly distributions paid per stapled unit	$0.75	$0.73	$1.50	$1.45
AFFO payout ratio(3)	81%	80%	79%	76%

As at September 30 and December 31,	2021	2020
Fair value of investment properties(8)	$7,286.3	$5,855.6
Assets held for sale(8)	$43.2	$—
Cash and cash equivalents	$779.0	$831.3
Total debt	$2,449.2	$2,297.5
Net leverage ratio(5)	23%	25%
Number of income-producing properties(8)	114	108
Gross leasable area (“GLA”), square feet(8)	53.3	49.5
Occupancy, by GLA	99.2%	99.6%
Magna as a percentage of annualized revenue(7)	31%	36%
Magna as a percentage of GLA	24%	27%
Weighted average lease term in years, by GLA	5.8	6.3
Overall capitalization rate(6)	4.8%	5.6%

A more detailed discussion of Granite’s combined financial results for the three and nine month periods ended September 30, 2021 and 2020 is contained in Granite’s Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) and the unaudited combined financial statements for those periods and the notes thereto, which are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) and can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s (the “SEC”) Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”), which can be accessed at www.sec.gov.

ENVIRONMENTAL, SOCIAL, GOVERNANCE + RESILIENCE

Granite completed its first annual GRESB Real Estate Assessment in 2020 and completed its second submission in June 2021. GRESB’s 2021 results were published on October 1, 2021 and Granite’s score significantly improved by 76% to 65 points, placing Granite 3rd and sole Canadian entity in the North American Industrial Listed sector comprised of seven reporting entities. Further, under GRESB’s Public Disclosure Rankings, Granite was ranked #1 in the North American Industrial sector comprised of 10 reporting entities. Granite’s public disclosure score improved to a “B” grade, ahead of the global average of a “C” grade and Granite’s comparison group average of a “D” grade. Granite continues to implement strategic initiatives to enhance its ESG+R Program into 2022 and beyond.

COVID-19 PANDEMIC UPDATE

Granite continues to monitor developments regarding the COVID-19 pandemic and to ensure the safety of its tenants and staff. While the full impact of the COVID-19 pandemic continues to be difficult to predict, Granite believes at this time that its portfolio and strong liquidity position will allow it to weather the on-going impact of COVID-19.

During the three and nine months ended September 30, 2021, there has not been a significant impact on Granite’s operations, assets or liabilities as a result of COVID-19. Throughout the pandemic thus far, Granite has not realized any negative impacts on rent collections and therefore has not recognized any provisions for uncollected rent at this time. Granite reviewed its future cash flow projections and the valuation of its properties considering the impacts of the COVID-19 pandemic during the nine months ended September 30, 2021 and Granite does not expect, at this time, that COVID-19 will have a significant negative impact to the fair value of its investment property portfolio. In addition, there have not been any significant fair value losses on investment properties recorded in the three and nine months ended September 30, 2021.

From a liquidity perspective, as at November 3, 2021, Granite has total liquidity of approximately $1.8 billion, including its fully undrawn operating facility which is sufficient to meet its current commitments, development and construction projects. Granite’s nearest debt maturity of $400.0 million does not occur until November 2023 and Granite’s investment property portfolio of approximately $7.3 billion remains fully unencumbered. Granite believes it is well-positioned to weather any short-term negative impacts on its business; however, Granite will continue to evaluate and monitor its liquidity as the situation prolongs.

CONFERENCE CALL

Granite will hold a conference call on Thursday, November 4, 2021 at 11:00 a.m. (ET). The toll free number to use for this call is 1 (800) 920-2986. For international callers, please call 1 (416) 981- 9005. Please dial in at least 10 minutes prior to the commencement of the call. The conference call will be chaired by Kevan Gorrie, President and Chief Executive Officer. To hear a replay of the scheduled call, please dial 1 (800) 558-5253 (North America) or 1 (416) 626-4100 (international) and enter reservation number 21998152. The replay will be available until Monday, November 15, 2021.

OTHER INFORMATION

Additional property statistics as at September 30, 2021 have been posted to our website at http://granitereit.com/property-statistics-q3-2021/. Copies of financial data and other publicly filed documents are available through the internet on SEDAR, which can be accessed at www.sedar.com and on EDGAR, which can be accessed at www.sec.gov.

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe. Granite owns 126 investment properties representing approximately 53.3 million square feet of leasable area.

For further information, please see our website at www.granitereit.com or contact Teresa Neto, Chief Financial Officer, at (647) 925-7560.

NON-IFRS MEASURES

Readers are cautioned that certain terms used in this press release such as FFO, AFFO, AFFO payout ratio, same property NOI — cash basis, net leverage ratio and any related per unit amounts used by management to measure, compare and explain the operating results and financial performance of the Trust do not have standardized meanings prescribed under International Financial Reporting Standards (“IFRS”) and, therefore, should not be construed as alternatives to net income, cash provided by operating activities or any other measure calculated in accordance with IFRS. Additionally, because these terms do not have a standardized meaning prescribed by IFRS, they may not be comparable to similarly titled measures presented by other publicly traded entities.

(1)

FFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the operating performance of real estate entities. Granite calculates FFO as net income attributable to stapled unitholders excluding fair value gains (losses) on investment properties and financial instruments, gains (losses) on sale of investment properties including the associated current income tax, deferred income taxes and certain other items, net of non-controlling interests in such items. The Trust’s determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada (“REALPAC”) White

Paper on Funds From Operations & Adjusted Funds From Operations for IFRS dated February 2019 and as subsequently amended (“White Paper”). Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure (see below). FFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS.

(2)

AFFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the recurring economic earnings performance of real estate entities after considering certain costs associated with sustaining such earnings. Granite calculates AFFO as net income attributable to stapled unitholders including all adjustments used to calculate FFO and further adjusts for actual maintenance capital expenditures that are required to sustain Granite’s productive capacity, leasing costs such as leasing commissions and tenant allowances incurred and non-cash straight-line rent and tenant incentive amortization, net of non-controlling interests in such items. The Trust’s determination of AFFO follows the definition prescribed by REALPAC’s White Paper. Granite considers AFFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund expansion capital expenditures, fund property development and provide distributions to stapled unitholders after considering costs associated with sustaining operating earnings. AFFO is also reconciled to net income, which is the most directly comparable IFRS measure (see below). AFFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS.

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions, except per unit amounts)	2021	2020	2021	2020
Net income attributable to stapled unitholders	$421.8	$105.2	$968.8	$262.2
Add (deduct):
Fair value gains on investment properties, net	(432.2)	(62.0)	(949.8)	(132.6)
Fair value losses (gains) on financial instruments	1.3	(1.0)	1.8	4.7
Loss on sale of investment properties	—	0.2	0.6	0.2
Current income tax expense associated with the sale of an investment property	—	—	2.3	—
Deferred income tax expense	73.4	12.3	159.1	30.1
Fair value remeasurement expense relating to the Executive Deferred Stapled Unit Plan	0.9	0.9	1.5	1.1
Non-controlling interests relating to the above	—	—	0.2	0.1

		Three Months Ended September 30,		Nine Months Ended September 30,
(in millions, except per unit amounts)		2021	2020	2021	2020
FFO(1)	[A]	$65.2	$55.6	$184.5	$165.8
Add (deduct):
Maintenance or improvement capital expenditures incurred		(0.8)	(0.2)	(2.7)	(3.2)
Leasing commissions incurred		(2.3)	—	(2.5)	(0.1)
Tenant allowances incurred		—	(0.6)	(0.2)	(0.6)
Tenant allowance amortization		1.3	1.4	3.9	4.0
Straight-line rent amortization		(2.2)	(3.4)	(7.0)	(6.3)
AFFO(2)	[B]	$61.2	$52.8	$176.0	$159.6
Basic and Diluted FFO per stapled unit	[A]/[C] and [A]/[D]	$0.99	$0.96	$2.91	$2.98
Basic and Diluted AFFO per stapled unit	[B]/[C] and [B]/[D]	$0.93	$0.91	$2.78	$2.87
Basic weighted average number of stapled units	[C]	65.7	57.8	63.4	55.6
Diluted weighted average number of stapled units	[D]	65.8	57.9	63.4	55.7

(3)

AFFO payout ratio is calculated as monthly distributions, which exclude special distributions, declared to unitholders divided by AFFO in a period. AFFO payout ratio may exclude revenue or expenses incurred during a period that can be a source of variance between periods. The AFFO payout ratio is a supplemental measure widely used by analysts and investors in evaluating the sustainability of the Trust’s monthly distributions to stapled unitholders. Refer to the change in the current year period to the calculation of AFFO payout ratio in footnote (2) above.

(4)

Same property NOI — cash basis refers to the NOI — cash basis (NOI excluding lease termination and close-out fees, and the non-cash impact from straight-line rent and tenant incentive amortization) for those properties owned by Granite throughout the entire current and prior year periods under comparison. Same property NOI — cash basis excludes properties that were acquired, disposed of, classified as properties under or held for development or assets held for sale during the periods under comparison. Granite believes that same property NOI — cash basis is a useful supplementary measure in understanding period-over-period organic changes in NOI — cash basis from the same stock of properties owned.

(5)

The net leverage ratio is calculated as the net debt (carrying value of total debt less cash and cash equivalents) divided by the fair value of investment properties. The net leverage ratio is a supplemental measure used in evaluating the Trust’s degree of financial leverage, borrowing capacity and the relative strength of its balance sheet.

(6)	Overall capitalization rate is calculated as stabilized net operating income (property revenue less property expenses) divided by the fair value of the property.

(7)

Annualized revenue for each period presented is calculated as rental revenue excluding tenant recoveries, for the month of September 2021 or September 2020, as applicable, recognized in accordance with IFRS, multiplied by 12 months.

(8)

Assets held for sale are excluded from investment properties and related property metrics. Accordingly, three such assets that were held for sale at September 30, 2021 were excluded from investment properties and related metrics at September 30, 2021.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as “outlook”, “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements.

There can also be no assurance that: Granite’s expectations regarding the impact of the COVID-19 pandemic and government measures to contain it, including with respect to Granite’s ability to weather the impact of COVID-19, the effectiveness of measures intended to mitigate such impact, and Granite’s ability to deliver cash flow stability and growth and create long-term value for unitholders; Granite’s ability to implement its ESG+R program and related targets and goals; the expansion and diversification of Granite’s real estate portfolio and the reduction in Granite’s exposure to Magna and the special purpose properties; the ability of Granite to accelerate growth and to grow its net asset value and FFO and AFFO per unit; the ability of Granite to find and integrate satisfactory acquisition, joint venture and development opportunities and to strategically deploy the proceeds from recently sold properties and financing initiatives; Granite’s intended use of the net proceeds of its equity and debenture offerings to fund potential acquisitions and for the other purposes described previously; the potential for expansion and rental growth at the properties in Mississauga and Ajax, Ontario and the expected enhancement to the yields of such properties from such potential expansion and rental growth; the expected construction on and development yield of the site in Houston, Texas; the expected development and construction of an e-commerce and logistics warehouse on land in Fort Worth, Texas; the expected construction of the distribution/light industrial facility on the 13-acre site in Altbach, Germany; the expected construction of a modern distribution facility on the 50.8 acre site in Murfreesboro, Tennessee; the expected development of three modern distribution facilities in Lebanon, Tennessee, and the expected yield from the development; the expected development of a multi-phased business park on the 92.2 acre site in Brantford, Ontario, and the potential yield from the project; the timing of payment of associated unpaid construction costs and holdbacks; Granite’s ability to dispose of any non-core assets on satisfactory terms; Granite’s ability to meet its target occupancy goals; Granite’s ability to secure sustainability or other certifications for any of its properties; the expected impact of the refinancing of the term loans on Granite’s returns and cash flow; and the expected amount of any distributions and distribution increase, can be achieved in a timely manner, with the expected impact or at all. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of Granite’s perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances. Given the impact of the COVID-19 pandemic and government measures to contain it, there is inherently more uncertainty associated with our assumptions as compared to prior periods. Forward-looking statements and forward-looking information are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the impact of the COVID-19 pandemic and government measures to contain it, and the resulting economic downturn, on Granite’s business, operations and financial condition; the risk that the pandemic or such measures intensify; the duration of the pandemic and related impacts; the risk of changes to tax or other laws and treaties that may adversely affect Granite REIT’s mutual fund trust status under the Income Tax Act (Canada) or the effective tax rate in other jurisdictions in which Granite operates; economic, market and competitive conditions and other risks that may adversely affect Granite’s ability to expand and diversify its real estate portfolio and dispose of any non-core assets on satisfactory terms; and the risks set forth in the “Risk Factors” section in Granite’s AIF for 2020 dated March 3, 2021, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Trust’s Annual Report on Form 40-F for the year ended December 31, 2020 filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.